Mail Stop 4720

August 11, 2009

Mr. Michael McClure
Executive Vice President and Chief Financial Officer
Affirmative Insurance Holdings, Inc.
4450 Sojourn Drive
Suite 500
Addison, TX 75001

Re: Affirmative Insurance Holdings, Inc.
Form 10-K for the Year Ended December 31, 2007
Filed March 17, 2008
Definitive Proxy Statement on Schedule 14A
Filed April 29, 2008
Form 10-Q for the Quarter Ended June 30, 2008
Filed August 8, 2008
File No. 000-50795

Dear Mr. McClure:

We have completed our review of the above filings and have no further comments at this time.

Sincerely,

Carlton E. Tartar
Accounting Branch Chief